FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	[Nomura Reports Second Quarter, Half-Year Financial Results]
2.	[Nomura Announces Interim Dividend for Fiscal Year ending March 31, 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: October 27, 2005

	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Tokyo, October 27, 2005

Nomura Reports Second Quarter, Half-Year Financial Results

Nomura Holdings, Inc. (“Nomura”) today announced financial results for the second quarter and first half of the fiscal year ending March 31, 2006. In the three months to September 30, 2005, net revenue grew 33% quarter-on-quarter to 382.2 billion yen. Income before income taxes increased 283% to 117.6 billion yen and net income jumped 632% quarter-on-quarter to 60.9 billion yen. Second quarter ROE was 13.1%.

The marked improvement in quarterly performance comes on the back of a recovery in Global Markets revenue and growth in Domestic Retail revenue, spurred on by continued strong demand for investment trusts and higher stock brokerage commissions.

“We saw a strong recovery in performance during the second quarter,” said Nobuyuki Koga, Nomura President and CEO. “Not content with this, we are redoubling our efforts to continue boosting revenue and expanding the mix of our customer base”

Second quarter business and financial highlights

•	117.6 billion yen in income before income taxes, second highest level since Nomura started reporting quarterly results based on US GAAP in fiscal year ended March 2002.

•	Domestic Retail: 101.4 billion yen in net revenue and 41.4 billion yen in income before income taxes, both record levels since start of quarterly reporting. Achieved Domestic Retail client asset target of 50 trillion yen eighteen months ahead of schedule.

•	Global Markets: Revenue rebounded due to improved trading environment. Held seminars to introduce the resurgent Japanese stock market to investors around the world.

•	Global Investment Banking: 13.1 billion yen in M&A/financial advisory fees (April to September), highest half-year figure since year ended March 2002. Ranked number one in 2005 (January to September) Equity & Equity-related and M&A league tables[1].

•	Asset Management: Nomura Asset Management’s global balanced fund selected by Japan Post as one of the three funds it started distributing earlier this month.

[1]	Source: Thomson Financial

Second quarter results by business segment

Nomura’s business segment total net revenue grew 28% compared to the first quarter to 219.8 billion yen, while income before income taxes increased 118% to 81.5 billion yen. These figures exclude the effects of consolidation/deconsolidation of certain private equity investee companies and unrealized gain on investments in equity securities held for relationship purposes.

Domestic Retail

A recovery in stock brokerage commissions and strong demand for investment trusts helped push net revenue up 20% quarter-on-quarter to 101.4 billion yen and income before income taxes up 37% to 41.4 billion yen. Both results mark record levels since Nomura started reporting on a quarterly basis.

Second quarter stock brokerage commissions grew 66% from the first quarter to 34.6 billion yen. Investment trust commissions, meanwhile, totalled 20.9 billion yen, the second consecutive quarter of record levels since quarterly disclosure started.

Domestic Retail client assets stood at 51.7 trillion yen as of September 30, up 5.2 trillion yen from the end of June. This growth during the second quarter allowed Domestic Retail to beat its target of attaining 50 trillion yen in client assets by March 2007 eighteen months ahead of schedule.

Global Markets

Income before income taxes in Global Markets rebounded to 31.5 billion yen, up from a loss of 700 million yen in the first quarter. The return to positive territory comes on the back of an improvement in the fixed income trading environment and a steady increase in equity order flow, especially from overseas investors. Nomura also gained traction in key areas such as its loan-related business, which handled some 210 billion yen in loans during the second quarter.

Global Investment Banking

An increase in equity financing steered income before income taxes to 9.1 billion yen, a jump of 320% compared to the prior quarter. A global offering by Central Japan Railway and J-REIT deals contributed to a recovery in stock underwriting commissions. Nomura booked 13.1 billion yen in M&A and financial advisory fees for the six months to September, the highest half-year level since the year ended March 2002.

Nomura ranked number one in the 2005 (January to September) Equity & Equity-related (Japan) and M&A league tables (any Japanese involvement)1.

Global Merchant Banking

Global Merchant Banking booked 4.7 billion yen in income before income taxes, recovering from a 5.9 billion yen loss in the first quarter, due mainly to realized gains and unrealized gains/losses on private equity investments.

Asset Management

Total assets under management increased during the second quarter as funds offering frequent distributions and newly launched funds continued to grow. As a result, Asset Management income before income taxes increased 20% quarter-on-quarter to 4 billion yen.

As of September 30, assets under management totalled 20 trillion yen, an increase of 1.2 trillion yen from the end of June. Assets under management in funds sold exclusively though banks grew to 212 billion yen at the end of September, up 62% from June 30.

Nomura Asset Management’s global balanced fund was selected by Japan Post as one of the funds it started distributing earlier this month.

Financial results for half-year ended September 2005

For the six months through September, net revenue increased 80% from the same period last year to 669 billion yen, income before income taxes grew 67% to 148.3 billion yen, and net income was up 57% at 69.2 billion yen. The year-on-year gains are partly attributable to the consolidation of Millennium Retailing, an investee company of Nomura Principal Finance. ROE for the six months through September was 7.4%.

Business segment total net revenue for the six month period was 391.2 billion yen, an increase of 15% over the same period last year. Business segment total income before income taxes increased 33% to 118.9 billion yen.

Domestic Retail led overall performance during the first half of the year, underpinned by the stock-market rally and growth in client assets due to strong demand for investment trusts. Domestic Retail first-half income before income taxes increased 65% year-on-year to 71.7 billion yen, the highest half-yearly level since the year ended March 2002.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591

Shuji Sato	Corporate Communications Dept.,

Mitch Hayes	Nomura Group Headquarters

Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Second quarter of fiscal year ending March 2006 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~ 2005.6.30) (A)	September 30, 2005 (2005.7.1~ 2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~ 2004.9.30) (C)	(B-C)/(C)
Net revenue	286.7	382.2	33.3	156.8	143.7
Non-interest expense	256.0	264.6	3.4	140.6	88.2
Income (loss) before income taxes	30.7	117.6	283.0	16.2	625.7

Income tax expense	22.4	56.7	153.4	13.0	336.7
Net income	8.3	60.9	631.7	3.2	1,793.1

Return on equity (ROE)	1.8%	13.1%

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~ 2005.6.30) (A)	September 30, 2005 (2005.7.1~ 2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~ 2004.9.30) (C)	(B-C)/(C)
Net revenue	171.4	219.8	28.2	156.0	40.9
Non-interest expense	134.0	138.3	3.2	126.4	9.4

Income (loss) before income taxes	37.4	81.5	117.8	29.6	175.0

Second quarter of fiscal year ending March 2006 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~2005.6.30) (A)	September 30, 2005 (2005.7.1~2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~2004.9.30) (C)	(B-C)/(C)
Domestic Retail	84.8	101.4	19.6	64.8	56.6
Global Markets	49.8	77.7	56.2	44.9	73.2
Global Investment Banking	12.8	20.5	60.0	22.9	(10.6)
Global Merchant Banking	(3.3)	6.9	—	(2.3)	—
Asset Management	12.5	13.8	10.2	11.0	25.8

Sub Total	156.6	220.3	40.7	141.2	56.1
Other	14.8	(0.5)	—	14.9	—

Income (loss) before income taxes	171.4	219.8	28.2	156.0	40.9

Unrealized gain (loss) on investments in equity securities held for relationship purposes	(11.0)	31.3	—	(15.4)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	126.3	131.2	3.9	16.2	711.9

Consolidated income before income taxes	286.7	382.2	33.3	156.8	143.7

(2) Non-interest expenses

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~2005.6.30) (A)	September 30, 2005 (2005.7.1~2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~2004.9.30) (C)	(B-C)/(C)
Domestic Retail	54.5	60.0	10.1	54.9	9.3
Global Markets	50.5	46.2	(8.5)	41.5	11.3
Global Investment Banking	10.6	11.3	6.8	11.5	(1.2)
Global Merchant Banking	2.6	2.2	(15.2)	2.4	(9.7)
Asset Management	9.2	9.9	6.8	8.8	12.0

Sub Total	127.4	129.6	1.7	119.1	8.8
Other	6.6	8.7	31.5	7.3	19.4

Income (loss) before income taxes	134.0	138.3	3.2	126.4	9.4

Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	122.0	126.3	3.6	14.2	787.7

Consolidated income before income taxes	256.0	264.6	3.4	140.6	88.2

(3) Income (loss) before income taxes

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~2005.6.30) (A)	September 30, 2005 (2005.7.1~2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~2004.9.30) (C)	(B-C)/(C)
Domestic Retail	30.3	41.4	36.7	9.8	320.9
Global Markets	(0.7)	31.5	—	3.4	834.5
Global Investment Banking	2.2	9.1	320.3	11.4	(20.0)
Global Merchant Banking	(5.9)	4.7	—	(4.8)	—
Asset Management	3.3	4.0	19.8	2.2	81.3

Sub Total	29.2	90.7	210.7	22.0	311.8
Other	8.2	(9.2)	—	7.6	—

Income (loss) before income taxes	37.4	81.5	117.8	29.6	175.0

Unrealized gain (loss) on investments in equity securities held for relationship purposes	(11.0)	31.3	—	(15.4)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	4.3	4.8	13.0	1.9	151.1

Consolidated income before income taxes	30.7	117.6	283.0	16.2	625.7

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2005 (2005.4.1~2005.6.30) (A)	September 30, 2005 (2005.7.1~2005.9.30) (B)	(B-A)/(A)	September 30, 2004 (2004.7.1~2004.9.30) (C)	(B-C)/(C)
Loss on undesignated hedging instruments including in Net gain on trading	(2.8)	(8.5)	—	4.3	—
Gain on investment securities	8.2	(0.1)	—	3.7	—
Equity in earnings of affiliates	2.7	2.9	6.9	0.4	575.6
Corporate items	0.5	(3.7)	—	(1.1)	—
Others	(0.4)	0.1	—	0.3	(56.1)

Total	8.2	(9.2)	—	7.6	—

First half of fiscal year ending March 2006 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Net revenue	370.8	669.0	80.4	799.2
Non-interest expenses	282.1	520.7	84.6	594.4
Income (loss) before income taxes	88.7	148.3	67.3	204.8

Income tax expense	44.6	79.1	77.3	110.1

Net income	44.0	69.2	57.1	94.7

Return on equity (ROE)	4.9%	7.4%		5.2%

Total of business segments

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Net revenue	340.3	391.2	15.0	709.0
Non-interest expenses	251.1	272.3	8.4	521.4

Income (loss) before income taxes	89.2	118.9	33.4	187.6

First half of fiscal year ending March 2006 (2)

Net revenue

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Domestic Retail	151.7	186.2	22.7	304.4
Global Markets	116.7	127.5	9.3	243.1
Global Investment Banking	35.8	33.2	(7.2)	75.4
Global Merchant Banking	0.4	3.6	777.9	7.3
Asset Management	20.7	26.4	27.6	43.5

Sub Total	325.3	377.0	15.9	673.8
Other	15.0	14.3	(4.6)	35.2

Income (loss) before income taxes	340.3	391.2	15.0	709.0

Unrealized gain (loss) on investments in equity securities held for relationship purposes	(5.6)	20.3	—	8.4
Effect of consolidation/deconsolidation of certain private equity investee companies	36.0	257.5	614.2	81.8

Consolidated income before income taxes	370.8	669.0	80.4	799.2

Non-interest expenses
	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Domestic Retail	108.2	114.5	5.8	223.2
Global Markets	82.7	96.7	17.0	182.9
Global Investment Banking	22.1	22.0	(0.8)	46.2
Global Merchant Banking	5.4	4.8	(12.0)	10.4
Asset Management	17.7	19.1	7.9	36.1

Sub Total	236.2	257.1	8.8	498.8
Other	14.9	15.2	2.0	22.6

Income (loss) before income taxes	251.1	272.3	8.4	521.4

Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	31.0	248.4	701.8	73.0

Consolidated income before income taxes	282.1	520.7	84.6	594.4

Income (loss) before income taxes
	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Domestic Retail	43.5	71.7	64.8	81.2
Global Markets	34.0	30.8	(9.4)	60.2
Global Investment Banking	13.7	11.3	(17.5)	29.2
Global Merchant Banking	(5.0)	(1.2)	—	(3.0)
Asset Management	3.0	7.3	145.1	7.4

Sub Total	89.1	119.9	34.5	175.0
Other	0.0	(1.0)	—	12.6

Income (loss) before income taxes	89.2	118.9	33.4	187.6

Unrealized gain (loss) on investments in equity securities held for relationship purposes	(5.6)	20.3	—	8.4
Effect of consolidation/deconsolidation of certain private equity investee companies	5.1	9.1	79.7	8.9

Consolidated income before income taxes	88.7	148.3	67.3	204.8

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2004 (2004.4.1~ 2004.9.30) (A)	September 30, 2005 (2005.4.1~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Loss on undesignated hedging instruments including in Net gain on trading	(8.5)	(11.3)	—	(9.7)
Gain on investment securities	4.2	8.1	92.7	7.0
Equity in earnings of affiliates	2.9	5.7	93.9	7.3
Corporate items	(1.9)	(3.2)	—	4.5
Others	3.2	(0.3)	—	3.6

Total	0.0	(1.0)	—	12.6

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2005 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Tokyo, October 27, 2005

Nomura Announces Interim Dividend for Fiscal Year ending March 31, 2006

Nomura Holdings, Inc. announces the following interim dividend per share payable to shareholders of record as of September 30, 2005:

Fiscal Year ending March 31, 2006 (April 1, 2005 - March 31, 2006)
Interim Dividend	Japanese Yen (JPY) 12.00 per share (ordinary dividend)
Payment Date	December 1, 2005

(Reference information) Past dividends and target dividends for the current fiscal year ending March 31, 2006 are shown below:

	Interim Dividend		Year-end Dividend		Annual Dividend
Fiscal Year ended March 31, 2004	JPY	7.50	JPY	7.50	JPY	15.00

	Interim Dividend		Year-end Dividend		Annual Dividend
Fiscal Year ended March 31, 2005	JPY	10.00	JPY	10.00	JPY	20.00

	Interim Target Dividend Amount		Year-end Target Dividend Amount		Annual Target Dividend Amount
Fiscal Year ending March 31, 2006	JPY	12.00	JPY	12.00	JPY	24.00

Notes:-

(1)	All dividends are ordinary dividends.

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591

Shuji Sato	Corporate Communications Dept.,

Mitch Hayes	Nomura Group Headquarters

Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.co m.